UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Commercial Concepts, Inc.
                               (Name of Issuer)

                   COMMON STOCK, PAR VALUE $0.001 PER SHARE.
                         (Title of Class of Securities)

                                  201614 10 4
                                (CUSIP Number)

                      Michaelangelo Jewelers & Loans LLC
                            605 South State Street
                          Salt Lake City, Utah 84111
                                (801) 532-0323
                                --------------
     (Name,  Address  and  Telephone  Number  of  Person Authorized  to
                     Receive  Notices  and  Communications)

                               November 19, 2003
                               -----------------
   (Date  of  Event  which  Requires  Filing  of  this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D


                              CUSIP NO. 201614 10 4

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      1.    NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Michaelangelo Jewelers & Loans LLC
------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

            (a)
            (b) X

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      3.    SEC USE ONLY

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      4.    SOURCE OF FUNDS

            OO (Stock issued as payment for debt.)
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      5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS  2(d)  or  2(e)

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      6.    CITIZENSHIP OR PLACE OF ORGANIZATION

            United States of America
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      7.    SOLE VOTING POWER

            102,494,164

         NUMBER OF
          SHARES                  8.    SHARED VOTING POWER
      BENEFICIALLY
         OWNED  BY                      0
      EACH REPORTING
          PERSON                  9.    SOLE DISPOSITIVE POWER
          WITH
                                        102,494,164

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                                  10.   SHARED DISPOSITIVE POWER

                                        0
------------------------------------------------------------------------------

      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
            PERSON

            102,494,164

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      12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
            EXCLUDES CERTAIN SHARES

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      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            65.17%

------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON

            CO
------------------------------------------------------------------------------

*  The reporting person expressly disclaims (i) the existence of any group and
   (ii) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.


                                  SCHEDULE 13D

ITEM  1.  SECURITY AND ISSUER.

     This statement relates to the common stock, par value $0.001 per share (the "Common Stock"), of Commercial Concepts, Inc., a Utah corporation (the "Company" or the "Issuer"). The Company's principal executive offices are located at 168 E. Center, North Salt Lake, Utah 84054.

ITEM  2.  IDENTITY AND BACKGROUND.

(a) This Schedule is being filed by Michaelangelo Jewelers & Loans LLC, Michael Vardakis being the principal member.

(b) The business address of Michaelangelo Jewelers & Loans LLC is 605 South State Street, Salt Lake City, Utah 84111.

(c)  Michaelangelo Jewelers & Loans LLC is a stockholder of the Company.

(d) During the last five years, Michaelangelo Jewelers & Loans LLC has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, Michaelangelo Jewelers & Loans LLC was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

ITEM  3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Stock issued as payment for debt.

ITEM  4.  PURPOSE OF TRANSACTION.

      Stock issued as payment for debt.

ITEM  5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Michaelangelo Jewelers & Loans LLC; 102,494,164 shares; 65.17%; based upon current outstanding shares.

(b) Michaelangelo Jewelers & Loans LLC has the sole power to direct the vote of the 102,494,164 shares of Common Stock beneficially owned by it and the sole power to direct the disposition of such shares.

(c) Except as set forth in this Schedule 13D, there have been no sales or purchases with respect to the Company's shares effected during the past sixty days by Michaelangelo Jewelers & Loans LLC.

(d)  Not Applicable.

(e)  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None; not applicable.

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

None; not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 12/10/03

/s/ Michael Vardakis
---------------------
Michael Vardakis
Michaelangelo Jewelers & Loans LLC